

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 27, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of
Listed Funds Trust, under the Exchange Act of 1934:

- Overlay Shares Large Cap Equity ETF (OVL)

- Overlay Shares Small Cap Equity ETF (OVS)

- Overlay Shares Foreign Equity ETF (OVF)

- Overlay Shares Core Bond ETF (OVB)

- Overlay Shares Municipal Bond ETF (OVM)

Sincerely,